1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 15, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2014 Fourth Quarter Earnings Conference
January 15, 2015
© 2015 TSMC, Ltd

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Agenda
Welcome Elizabeth Sun
4Q14 Financial Results and 1Q15 Outlook Lora Ho
Key Messages Lora Ho /
Mark Liu /
C.C. Wei
Q&A
© 2015 TSMC, Ltd

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Safe Harbor Notice
TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 14, 2014 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.
© 2015 TSMC, Ltd

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Statements of Comprehensive Income
Selected Items from Statements of Comprehensive Income
4Q14 4Q14 4Q14
4Q14 3Q14 4Q13 over over
Guidance
(In NT$ billions) 3Q14 4Q13
Net Revenue 222.52 217— 220 209.05 145.81 6.4% 52.6%
Gross Margin 49.7% 48%— 50% 50.5% 44.5% -0.8 ppt +5.2 ppts
Operating Expenses (21.57) (21.14) (17.13) 2.1% 25.9%
Operating Margin 39.6% 38%— 40% 40.4% 32.8% -0.8 ppt +6.8 ppts
Non-Operating Items 1.10 0.95 2.62 15.4% -58.2%
Net Income to Shareholders of the Parent Company 79.99 76.34 44.81 4.8% 78.5%
Net Profit Margin 35.9% 36.5% 30.7% -0.6 ppt +5.2 ppts
EPS (NT Dollar) 3.08 2.94 1.73 4.8% 78.5%
ROE 32.0% 33.3% 21.7% -1.3 ppts +10.3 ppts
Shipment (Kpcs, 12”-equiv. Wafer) 2,225 2,267 1,719 -1.9% 29.4%
Average Exchange Rate—USD/NTD 30.78 30.31 30.00 29.54 2.6% 4.2%
* Diluted weighted average outstanding shares were 25,930mn units in 4Q14.
** ROE figures are annualized based on average equity attributable to shareholders of the parent company.
© 2015 TSMC, Ltd

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4Q14 Revenue by Application
Consumer 7% Industrial/Standard 19% computer 9% communication 65%
© 2015 TSMC, Ltd

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2014 Revenue by Application
Growth rate by application (YoY)
© 2015 TSMC, Ltd

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4Q14 Revenue by Technology
© 2015 TSMC, Ltd

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Balance Sheets & Key Indices
Selected Items from Balance Sheets 4Q14 3Q14 4Q13
(In NT$billions) Amount % Amount % Amount %
Cash & Marketable Securities 436.92 29.2% 290.34 21.5% 245.34 19.4%
Accounts Receivable 115.05 7.7% 114.53 8.5% 71.94 5.7%
Inventories 66.34 4.4% 65.34 4.8% 37.50 3.0%
Long-term Investments 30.05 2.0% 28.85 2.1% 89.18 7.1%
Net PP&E 818.20 54.7% 824.31 61.1% 792.67 62.8%
Total Assets 1,495.13 100.0% 1,350.00 100.0% 1,263.06 100.0%
Current Liabilities 201.01 13.5% 172.25 12.8% 189.78 15.0%
Long-term Interest-bearing Debts 214.52 14.3% 212.61 15.7% 211.58 16.8%
Total Liabilities 449.46 30.1% 393.44 29.1% 415.28 32.9%
Total Shareholders’ Equity 1,045.67 69.9% 956.56 70.9% 847.78 67.1%
Key Indices
A/R Turnover Days 47 44 48
Inventory Turnover Days 58 56 45
Current Ratio (x) 3.1 2.8 1.9
Asset Productivity (x) 1.1 1.0 0.8
* Total outstanding shares were 25,929mn units at 12/31/14.
** Asset productivity = Annualized net revenue / Average net PP&E

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Cash Flows
(In NT$billions) 4Q14 3Q14 4Q13
Beginning Balance 225.88 255.05 216.60
Cash from operating activities 153.67 91.25 102.77
Capital expenditures (52.42) (47.88) (73.96)
Cash dividends 0.00 (77.79) 0.00
Short-term loans (2.04) 1.39 (2.32)
Investments and others 33.36 3.86 (0.39)
Ending Balance 358.45 225.88 242.70
Free Cash Flow(1) 101.25 43.37 28.81
(1) Free cash flow = Cash from operating activities – Capital expenditures

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2014 Financial Highlights
2014 2013 YoY
(In NT$ billions unless otherwise noted)
Net Revenue 762.81 597.02 27.8%
Gross Margin 49.5% 47.1% +2.4 ppts
Operating Margin 38.8% 35.1% +3.7 ppts
Income before Income Tax 302.10 215.49 40.2%
EPS—Diluted (NT)$ 10.18 7.26 40.3%
Operating Cash Flow 421.53 347.38 21.3%
Capital Expenditures 288.54 287.60 0.3%
Free Cash Flow (FCF) 132.99 59.78 122.5%
Cash Dividends 77.79 77.77 0.0%
Cash & Marketable Securities 436.92 245.34 78.1%
ROE 27.9% 24.0% +3.9 ppts

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1Q15 Guidance
Based on our current business outlook and exchange rate assumption, management expects:
Revenue to be between NT$ 221 billion and NT$ 224 billion, at a forecast exchange rate of 31.80 NT dollars to 1 US dollar
Gross profit margin to be between 48.5% and 50.5%
Operating profit margin to be between 38.5% and 40.5%

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Recap of Recent Major Events
Epistar to Buy 94% of TSMC SSL from TSMC and Subsidiary ( 2015/01/09 )
TSMC Joins Electronic Industry Citizenship Coalition ( 2015/01/07 )
TSMC Recognizes Outstanding Suppliers at Supply Chain Management Forum
( 2014/12/04 )
TSMC 16FinFET Plus Process Achieves Risk Production Milestone ( 2014/11/12 )
Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

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